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Jerold N. Siegan
312.876.7874
jnsiegan@arnstein.com

July 19, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Mr. Jeffrey Reidler, Assistant Director

Re:	ONE Bio, Corp.
Preliminary Schedule 14C – Information Statement
Filed July 13, 2010
File No. 001-34604

Dear Ladies and Gentlemen:

On behalf of ONE Bio, Corp. (the “Company” or “Registrant”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated July 16, 2010 (the “Comment Letter”) regarding the Registrant’s Preliminary Schedule 14C Information Statement filed on July 13, 2010.  Each of our responses has been numbered to be consistent with the numbered comments within the Comment Letter.  In addition, simultaneous with the submission of this response to the Comment Letter the Company is hereby filing Amendment No. 1 to the Preliminary Schedule 14C Information Statement which contains the changes made in response to the Comment Letter.

Comment 1.         Please revise your disclosure to describe any current plans, arrangements or understanding relating to the issuance of the newly authorized shares that would be available as a result of the proposed increase in authorized shares to 100 million, including the terms of any current financing plans.  If you have no such plans, arrangements or understanding, please revise your disclosure to so state.

RESPONSE:     In response to this comment, the Company has disclosed on page 11 of its Preliminary Schedule 14C Information Statement as follows:

In this regard, after the effective dates of the Reverse Split, the filing of Amendment A and the filing of Amendment B, the Company intends to commence a public offering of shares of its common stock pursuant to a registration statement on Form S-1 that has been filed and is pending with the Securities and Exchange Commission.  Except for such proposed public stock offering, the Company does not have any current plans, arrangements or understandings relating to the issuance of any of the newly authorized shares of common stock that would be available as a result of the increase in the authorized shares of common stock to 100,000,000 shares pursuant to Amendment B.

CHICAGO   HOFFMAN ESTATES   SPRINGFIELD   MILWAUKEE
FORT LAUDERDALE   MIAMI   TAMPA   WEST PALM BEACH   BOCA RATON   CORAL GABLES
Arnstein & Lehr LLP is a member of the International Lawyers Network

Securities and Exchange Commission
Attn:  Mr. Jeffrey Reidler, Assistant Director
July 19, 2010

The Registrant also acknowledges that:

a.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

b.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that its response addresses all of the staff Comments.  If you have any additional questions, please do not hesitate to contact the undersigned at 312-876-7874.

Very truly yours

/s/ Jerold N. Siegan

Jerold N. Siegan

JNS/las
cc:	Marius Silvasan
Cris Neely

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.